SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RR Donnelley Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.R. Donnelley & Sons Company

111 S. Wacker Drive

Chicago, Illinois 60606-4301

REQUIRED INFORMATION

Attached hereto are the RR Donnelley Savings Plan audited financial statements for the fiscal years ended December 31, 2011 and 2010, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2011. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

RR Donnelley Savings Plan

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the

R.R. Donnelley Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of R.R. Donnelley Savings Plan (the “Plan”) as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of R.R. Donnelley Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 4 and Note 6 certain 2010 financial statement disclosures relating to investments and fair value hierarchy were reclassified to conform to classification adopted in 2011. These disclosure changes, which are not considered material to the financial statements as a whole, are presented to provide additional clarity on underlying investments of the Plan.

/s/ Baker Tilly Virchow Krause, LLP

Chicago, Illinois

June 27, 2012

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2011	2010
ASSETS
Plan investments in RR Donnelley Savings Plan
Master Trust, at fair value	$2,089,758,583	$2,069,375,950
Notes receivable from participants	51,446,798	50,262,475

Total assets	2,141,205,381	2,119,638,425

LIABILITIES
Accrued expenses and other liabilities	2,836,695	2,772,151
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,138,368,686	2,116,866,274
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,848,693)	(10,612,183)

NET ASSETS AVAILABLE FOR BENEFITS	$2,122,519,993	$2,106,254,091

The accompany notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2011	2010
ADDITIONS TO NET ASSETS:
Investment income
Interest income on notes receivable from participants	$2,300,503	$2,369,331
Plan interest in net investment income from RR Donnelley Savings Plan Master Trust	—	203,381,851

Total investment income	2,300,503	205,751,182

Contributions
Employer contributions	73,766	182,213
Participant contributions	101,242,259	93,555,392
Rollover contributions	76,762,009	1,733,108

Total contributions	178,078,034	95,470,713

Total additions	180,378,537	301,221,895

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	163,665,967	127,577,297
Administrative expenses	3,637,760	4,389,230
Plan interest in net investment loss from RR Donnelley Savings Plan Master Trust	225,723	—

Total deductions	167,529,450	131,966,527

Net increase before transfers	12,849,087	169,255,368
Net transfer from Bowne Savings Plan	3,416,815	—

Net increase after transfers	16,265,902	169,255,368
NET ASSETS, BEGINNING OF YEAR	2,106,254,091	1,936,998,723

NET ASSETS, END OF YEAR	$2,122,519,993	$2,106,254,091

The accompany notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 1 – PLAN DESCRIPTION

The following brief description of the RR Donnelley Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Refer to the Summary Plan Description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantaged basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee established per the terms of the Plan.

Administration

All of the Plan assets are held in the RR Donnelley Savings Plan Master Trust (“the Master Trust”). Administrative and record keeping services are provided by Aon Hewitt, LLC and The Bank of New York Mellon is the trustee (“the Trustee”) and custodian of the Master Trust. The Charles Schwab Trust Company is the asset custodian of the self-directed/managed accounts.

Administrative Expenses

Administrative expenses paid by the Plan include recordkeeping fees, investment consulting fees, and most other administrative fees, including various printing and postage charges. Expenses paid by the Company include audit fees, legal fees, and some other administrative fees.

Eligibility

Generally, all employees of the Company and its U.S. subsidiaries are eligible to become Plan members (“participants”), unless they are part of a bargaining unit that does not participate in the Plan. There are currently no service or age requirements for participation in the Plan. Employees become eligible to participate in the Plan on the first day of employment with the Company or one of its participating affiliates and can enroll as soon as administratively practicable thereafter. Automatic enrollment provisions under the Plan became effective January 1, 2012. Generally, employees not actively participating in the Plan effective November 30, 2011 were automatically enrolled on January 1, 2012, and employees hired on or after December 1, 2011 are automatically enrolled 30 days after being hired, in each case unless the employee opted or opts out of automatic enrollment or elected or elects to be enrolled earlier. Individuals who are automatically enrolled make contributions on a before-tax basis equal to 3% of eligible compensation and may change their contribution rate at any time.

Contributions

Participants may elect to make before-tax, after-tax and Roth 401(k) contributions under the Plan. Subject to certain limitations, the contribution election percentages allowed are from 1%-85% of pay for before-tax, after-tax and Roth 401(k) contributions, and the total of all elections cannot exceed 85% of pay. Prior to January 1, 2011, Roth 401(k) contributions were not available under the Plan.

Effective January 1, 2012, the Company began making matching contributions equal to 40% of a participant’s before-tax and
Roth 401(k) contributions on up to 6% of eligible compensation each payroll period. The Company did not make any matching contributions during the 2010 or 2011 Plan years, except for participants subject to certain collectively bargained agreements. In addition, the Plan permits the Company to provide a discretionary matching contribution to certain employees. For the 2010 and 2011 Plan years, no discretionary matching contributions were approved. Matching contributions are contributed to the Master Trust in cash and invested according to the participant’s current investment elections.

Participants may also roll over amounts to the Plan that was distributed from certain types of retirement plans and accounts.

Before-tax, after-tax and Roth 401(k) contributions are funded by payroll deductions and must be made in whole percentages of employee eligible earnings, although catch up contributions must be designated in full dollar amounts. Earnings of the Plan attributable to before-tax, after-tax and matching contributions, as well as such before-tax contributions and matching contributions to the Plan, generally are not taxable to the participants until withdrawn.

Participants can change investment elections and contribution allocations on a daily basis. Generally, participants may invest up to 20% of their account balance and up to 20% of their current contributions in the Company Stock Fund, and may shift their contributions into and out of the Company Stock Fund at any time.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 1 – PLAN DESCRIPTION (continued)

Vesting

Except with respect to certain members of collective bargaining units, participants who were hired before January 1, 2012 are 100% vested with respect to all contributions and earnings of the Plan. Participants who were hired on or after January 1, 2012 are 100% vested in the participant’s before-tax, after-tax and Roth 401(k) contributions and related earnings and become 100% vested in matching and discretionary matching contributions and related earnings after earning three years of service under the Plan.

Notes Receivable from Participants

Participants are permitted to borrow up to the lesser of 50% of their before-tax, after-tax, Roth 401(k), matching and rollover account balance, or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Subject to certain exceptions for historical loans and loans originated under other plans, participants are allowed only one outstanding loan for a maximum loan period of four and a half years. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans as of December 31, 2011 ranged from a low of 1.62% to a high of 10.50%. The participant pays an administrative fee of $100 to the Plan’s recordkeeper, Aon Hewitt, LLC, at the inception of the loan.

Benefit Payments and Withdrawals

The value of a participant’s account may be distributed on retirement or other termination of employment or, subject to certain limitations, on the participant’s incurrence of a financial hardship, death or attainment of age 59.5. Special distribution rules apply to terminated employees on attainment of age 70.5. A participant may withdraw his or her after-tax contributions and rollover contributions at any time. As soon as practicable after a distribution or withdrawal is requested, payment will be made in a lump-sum cash amount or, in certain limited circumstances, in the form of Company stock. The participant withdrawals would be recorded when the triggering event occurs.

Investment Options

The investment options provided under the Plan are as follows:

Target Date Funds— a fund with a diversified portfolio comprised of core investment funds intended to retire at age 65. This Fund will automatically reduce its level of equity risk (i.e., reduce the portion of its portfolio invested in stocks) as a result of the Fund’s target asset allocation of core investment funds being changed from time to time by the investment manager. This Target Date Fund is rebalanced periodically back to that target asset allocation until a new target asset allocation is established.

Conservative Income Fund— a fund with a diversified portfolio comprised of core investment funds intended for a conservative portfolio with equity risk maintained lower than any Target Date Fund. The Conservative Income Fund asset allocation of core investment funds is established by an investment manager and is rebalanced periodically back to that asset allocation.

Stable Value Fund— seeks to provide safety of principal and a consistent credited rate of interest. The fund invests primarily in a diversified portfolio of synthetic GICs. The fund may also hold cash or cash equivalents and shares or units in bond collective trust funds. All bonds in the underlying portfolio are rated investment grade by one of the major rating agencies at time of purchase.

Fixed Income Index Fund— seeks to match the total rate of return of the Barclays Capital Aggregate Bond Index (the “Index”) during a calendar year by investing in a portfolio that owns units of one or more well-diversified portfolios that hold securities representative of the domestic investment grade bond market. The underlying portfolio’s investments include U.S. Treasury, agency, corporate, mortgage-backed, commercial mortgage-backed securities, and asset-backed securities. The portfolio is managed duration neutral to the Index at all times and overall sector and quality weightings are also matched to the Index.

Fixed Income Core Plus Fund— invests in a diversified portfolio of fixed income instruments of varying maturities. Seeks maximum total return, consistent with preservation of capital and prudent investment management and utilizes a total return approach, investing for both current income (bond coupons and dividends) and capital appreciation (bond price movements). Investments include U.S. government and corporate bond securities, mortgage and other asset-backed securities, U.S. dollar and non-U.S. dollar-denominated securities of non-U.S. issuers, money market instruments and derivative instruments. The average portfolio duration (sensitivity to interest rates) normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Aggregate Index.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 1 – PLAN DESCRIPTION (continued)

Investment Options

Large Cap Core Index Fund— seeks investment results that parallel the performance of the unmanaged Standard and Poor’s 500 Index. The fund holds all of the 500 underlying securities in proportion to their weighting in the Standard and Poor’s 500 Index.

Large Cap Value Fund— The Large Cap Value Fund seeks to provide long-term returns in excess of the Russell 1000 Value Index. The Large Cap Value Fund holds a broadly diversified selection of large-cap stocks. The investment approach is disciplined: fully invests in U.S. equities, avoid broad sector bets, and make only modest industry-level and stock-specified bets.

Large Cap Growth Fund— invests in companies that have the potential for above-average future earnings growth with management focused on shareholder value. The fund invests at least 80% of its assets in large capitalization companies. The fund is permitted to invest up to 20% of its net assets in foreign securities, which are generally securities issued by companies organized outside the U.S. and traded primarily in markets outside the U.S.

Small Cap Core Index Fund— The objective of the Collective Daily Russell 2000 Index Fund is to provide investment results that closely approximate the return performance and risk characteristics of the securities in the Russell 2000 Index, at minimal cost. Liquid securities are weighted proportionately to their weights in the underlying benchmark.

Small Cap Value Fund— seeks to achieve long-term capital appreciation. The fund invests at least 80% of its net assets in securities of small cap U.S. companies. It may use derivatives to gain market exposure on its uninvested cash pending investment in securities or to maintain liquidity to pay redemptions. The fund may lend its portfolio securities to generate additional income.

Small Mid Cap Growth Fund— seeks to achieve capital appreciation by owning small and medium market capitalization growth stocks over a long period of time. The strategy invests in companies whose earnings are expected to grow faster than the U.S. equity market overall and are available at attractive valuations.

International Core Index Fund— seeks to match the return and risk characteristics of the MSCI EAFE Index, a measure of the broad global markets outside of the U.S. The fund’s investment goal is to seek to achieve long term growth through a combination of income and appreciation. The fund will be invested primarily in foreign large cap stocks contained in the index, though some other securities may be utilized in small amounts to facilitate cash flow management within the fund.

International Equity Core Plus Fund— seeks to add value by exploiting mispricings among thousands of stocks in the non-U.S. developed and emerging equity markets. The investment process incorporates information based on a diverse set signals measure across multiple dimensions, including direct effects (stock level information), and indirect effects (information measured from countries, global sectors, country/sector baskets and other economic relationships), along with equity forecasts measured against transaction costs and contribution to total risk to form diversified portfolios with characteristics similar to the benchmark, the Morgan Stanley, Europe, Australasia, and Far East (MSCI EAFE) Index.

Company Stock Fund/TRASOP Fund— invests in an individual employer security, providing performance that is in line with the performance of the underlying employer stock. The total return of company stock funds may reflect dividend payments to shareholders as well as capital appreciation or depreciation. Company stock funds are not diversified, and therefore are considered riskier than the “diversified” broad market. Many hold a certain percent of assets in cash-equivalents for liquidity purposes. Therefore, the company stock fund may not reflect the exact performance of the underlying security over any given time period.

Self-Directed Brokerage Account— participants can direct a portion of their account balance under the Plan into mutual funds, stocks, or bonds, invested at the participant’s discretion.

The following three new investment options were added October 1, 2010 to offer diversification opportunities beyond the Plan’s current stable value, fixed income, and equity investment options and to provide additional ways to seek protection against inflation. These options are the following:

Real Estate Investment Trust (REIT) Fund— seeks long-term capital appreciation and current income. The fund invests at least 80% of net assets, plus the amount of any borrowing for investment purposes, in equity securities of real estate investment trusts (“REITs”) and real estate companies. It may also invest in other types of equities, such as preferred or convertible stocks. The fund is non-diversified.

Treasury Inflation Protected Securities (TIPS) Index Fund— invests in the securities comprising the index in the same proportions as they are represented in the Index. The fund’s returns may vary from the returns of the Index.

Diversified Real Asset (DRA) Fund— the fund seeks maximum real return, consistent with preservation of real capital and prudent investment management. The primary sectors invested in include financial services, communication, energy, industrials, technology, and consumer defense.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accounts of the Plan are maintained on the accrual basis of accounting. The Plan has evaluated subsequent events through June 27, 2012, which is the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments held in the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Plan Distributions

Benefit payments to participants are recorded upon distribution. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the participant’s investment fund(s) to this account as directed by the Plan administrator.

Risks and Uncertainties

The Plan provides various options for investing in securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends the definition of fair value measurement principles and disclosure requirements to eliminate differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 requires new quantitative and qualitative disclosures about the sensitivity of recurring Level 3 measurement disclosures, as well as transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 will be effective for the Plan for the year ended December 31, 2012 and will primarily impact the Plan’s disclosures, but otherwise is not expected to have a material impact on the Plan’s Statements of Net Assets Available for Benefits.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 3 – PLAN MERGERS/BATCH ROLLOVERS

The RR Donnelley Savings Plan did not merge with any other plan during 2010 or 2011. However, employees with account balances in the terminated Bowne Savings Plan were permitted to rollover their account balances from the Bowne Savings Plan into the RR Donnelley Savings Plan commencing on December 31, 2010. A batch rollover of some of those account balances was effective on January 27, 2011, in the amount of $74,917,093, which included $71,542,053 in rollovers, $3,416,815 of participant loans, and accrued interest from the Bowne Savings Plan.

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN MASTER TRUST

As described in Accounting Standards Codification 960, issued by the Financial Accounting Standards Board, “Plan Accounting – Defined Benefit Pension Plans” (“ASC 960”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The amounts relating to the investment contract fair value, and related adjustment, are broken out in the Statements of Net Assets Available for Benefits and Master Trust detail.

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was 100%. Interest and dividends, along with net appreciation (depreciation) in the fair value of investments, are accounted for on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust.

The following table presents the net assets held by the Master Trust at December 31, 2011 and 2010:

	2011	2010(*)
Investments at fair value:
Mutual funds	$150,971,120	$143,443,360
Collective trust funds	1,012,282,670	969,426,027
Fixed income securities	262,837,097	264,607,799
Non-U.S. equity securities	165,320,267	179,114,124
U.S. equity securities	413,290,293	433,426,037
Self-directed brokerage account	49,931,914	48,619,012

	2,054,633,361	2,038,636,359
Cash and money market funds	32,937,411	27,987,778
Contributions and other receivables	2,187,811	2,751,813

Total assets	2,089,758,583	2,069,375,950
Accrued expenses and other liabilities	2,836,695	2,772,151

Net assets at fair value	2,086,921,888	2,066,603,799

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,848,693)	(10,612,183)

Net assets	$2,071,073,195	$2,055,991,616

The following table reconciles the Master Trust net assets presented above to the Master Trust Form 5500 as filed by the Company:

	2011	2010
Net assets	$2,071,073,195	$2,055,991,616
Less: Participant withdrawals payable	(2,197,938)	(4,312,177)

NET ASSETS PER THE FORM 5500	$2,068,875,257	$2,051,679,439

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN MASTER TRUST (continued)

Investment (loss) income of the Master Trust for the years ended December 31, 2011 and 2010, is summarized as follows:

	2011	2010(*)
Net appreciation (depreciation) in fair value of investments:
Collective trust funds	20,566,272	61,403,245
Fixed income securities	833,244	1,637,619
Non-U.S. equity securities	(26,781,636)	18,489,071
U.S. equity securities	(18,743,964)	60,512,760
Dividends and interest	29,933,365	35,371,157
Mutual funds	(6,033,004)	25,967,999

Investment (loss) income	$(225,723)	$203,381,851

The fair values of the Master Trust’s investments that represent 5% or more of the Master Trust’s net assets, at December 31, 2011 and 2010, are summarized as follows:

	2011	2010(*)
Wells Fargo Fixed Income Fund A	117,258,178	107,969,402
Wells Fargo Fixed Income Fund F	198,958,618	193,477,554
Wells Fargo Fixed Income Fund L	122,251,339	123,124,234
Vanguard Large Cap Core Index	192,550,576	196,776,789

(*) Certain 2010 classes of investments have been reclassified to conform to classifications adopted in 2011. As a result of this reclassification 2010 figures will differ from previously issued financial statement figures within the investment category types but total investments will remain the same. Investments that represent 5% or more of the Master Trust’s net assets for 2010 will also reflect this updated classification.

Lending of Portfolio Securities

To generate additional income, a fund may lend a percentage of its investment securities to approved institutional borrowers who need to borrow securities provided a number of conditions are satisfied, including that the loan is fully collateralized in the form of cash or U.S. government securities. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities.

By lending its investment securities, a fund attempts to increase its net investment income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would belong to a fund. Each investment option within the Plan that participates in the program receives its pro-rata share of the income or loss earned by the collateral investment fund monthly and is reflected in the calculation of the investment option’s net asset value (NAV). Per review of the securities lending transactions with all parties involved, there are not any material transactions or potentially material transactions outstanding on the Plan’s Statements of Net Assets Available for Benefits for each reporting period.

NOTE 5 – GALLIARD STABLE VALUE FUND

The Master Trust, holding the Plan assets, entered into benefit-responsive investment contracts via investment in the Galliard Stable Value Fund, a collective investment fund.

The fund primarily invests in security-backed contracts issued by insurance companies and other financial institutions. A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the fund. The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the fund.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis. The fund requires that each investment contract, and subsequently the issuers of each contract, have at least an “A” rating as of the contract effective date, and that all underlying portfolio assets be rated investment grade at the time of purchase.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract;

•	The duration of the assets underlying the contract; and

•	The existing difference between the fair value and contract value of the assets within the contract.

The yield earned by the Galliard fund at December 31, 2011 and 2010 was 1.78% and 2.56%, respectively. This represents the annualized earnings of all investments in the fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the fund at December 31, 2011, or 2010, as applicable.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 5 – GALLIARD STABLE VALUE FUND (continued)

The yield earned by the fund with an adjustment to reflect the actual interest rate credited to participants in the fund at December 31, 2011 and 2010, was 2.84% and 3.17%, respectively. This represents the annualized earnings credited to participants in the fund divided by the fair value of all investments in the fund at December 31, 2011, or 2010, as applicable.

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than 0%.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The adjustment from fair value to contract value for fully benefit-responsive investment contracts was ($15,848,693) and ($10,612,183) for the periods ended December 31, 2011 and 2010, respectively.

Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations and are paid with a market value adjustment. Events that may trigger a market value adjustment can include the following:

•	Material amendments to the Fund’s structure or administration;

•	Changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	Complete or partial termination of the Fund, including merger with another fund;

•	The failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

The redemption of all or a portion of the interests in the Fund held by a participating plan including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Funds or participating plans; and

•	The delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Participants may redeem their shares at any time at contract value. However, there is a 90 day equity wash restriction for transfers from the Stable Value Fund to the Schwab PCRA (Brokerage) option.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 6 – FAIR VALUE MEASUREMENTS

The Plan adopted Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not change the requirements to apply fair value in existing accounting standards. A summary of the fair value hierarchy under ASC 820 is described below.

Various inputs are used in determining the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy of ASC 820:

Cash equivalents and other assets – Carrying value approximates fair value. Cash and other assets are classified as Level 1.

Collective trust funds – Collective trust funds are priced using the net asset value, and are considered Level 2. The net asset value is deemed appropriate as these funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. The investments include the Galliard Stable Value Fund as discussed in Note 5. Prices for government, agency, municipal, corporate mortgage backed, and asset backed securities of the Fund are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities, including quoted prices in markets that are not active, or internal matrix pricing models or other similar techniques that use observable market inputs, such as benchmark yields, expected prepayment speeds and volumes, and issuer ratings.

Fixed income securities – Fixed income securities are typically priced based on a valuation model rather than a last trade basis and are not exchange-traded. These valuation models involve utilizing dealer quotes, analyzing market information, estimating prepayment speeds and evaluating underlying collateral. Accordingly, the Company classified these fixed income securities as Level 2.

Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments. All funds that are separately managed and not traded on an exchange are classified as Level 2.

Equity securities – The values of individual equity securities were based on quoted prices in active markets. As such, these assets are classified as Level 1. This includes all U.S. and Non-U.S. equity securities and individual securities traded on R.R. Donnelley Company common stock, including the TRASOP fund. The individually managed self-directed brokerage accounts are also classified as Level 1 since the underlying investments are actively traded on the market or exchange.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Plan invests in various assets in which valuation is determined by NAV. The Plan believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption of these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

Asset Category	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Cash and Other	$35,125,222	$—	$—	$35,125,222
Collective Trust Funds
Fixed Income Securities	—	575,053,873	—	575,053,873
International Core Index Fund	—	74,695,783	—	74,695,783
Large Cap Core Index Fund	—	192,563,032	—	192,563,032
Treasury Inflation Protected Securities Fund	—	84,250,116	—	84,250,116
Small Cap Fund	—	85,719,866	—	85,719,866

Total Collective Investment Funds	—	1,012,282,670	—	1,012,282,670
Fixed Income Securities	—	262,837,097	—	262,837,097
Mutual Funds
Diversified Real Asset Fund	—	42,634,191	—	42,634,191
Real Estate Investment Trust Fund	—	45,283,416	—	45,283,416
Small Cap Fund	—	63,053,513	—	63,053,513

Total Mutual Funds	—	150,971,120	—	150,971,120
Non-U.S. Equity Securities	165,320,267	—	—	165,320,267
U.S. Equity Securities	413,290,293	—	—	413,290,293
Self-Directed Brokerage Account
Cash Equivalents	9,846,216	—	—	9,846,216
Common Stock	24,263,830	—	—	24,263,830
Corporate Obligations	343,974	—	—	343,974
Mutual Funds	10,770,098	—	—	10,770,098
Preferred Stock	1,366,954	—	—	1,366,954
Unit Investment Trusts	3,340,842	—	—	3,340,842

Total Self-Directed Brokerage Account	49,931,914	—	—	49,931,914

Total Assets at Fair Value	$663,667,696	$1,426,090,887	$—	$2,089,758,583

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

Asset Category(#)	Level 1(#)	Level 2(#)	Level 3	Total(#)
Investments at Fair Value:
Cash and Other	$30,739,591	$—	$—	$30,739,591
Collective Trust Funds
Fixed Income Securities	—	535,633,568	—	535,633,568
International Core Index Fund	—	81,969,191	—	81,969,191
Large Cap Core Index Fund	—	196,776,785	—	196,776,785
Treasury Inflation Protected Securities Fund	—	55,778,828	—	55,778,828
Small Cap Fund	—	99,267,655	—	99,267,655

Total Collective Investment Funds	—	969,426,027	—	969,426,027
Fixed Income Securities	—	264,607,799	—	264,607,799
Mutual Funds
Diversified Real Asset Fund	—	38,806,664	—	38,806,664
Real Estate Investment Trust Fund	—	36,342,097	—	36,342,097
Small Cap Fund	—	68,294,599	—	68,294,599

Total Mutual Funds	—	143,443,360	—	143,443,360
Non-U.S. Equity Securities	179,114,124	—	—	179,114,124
U.S. Equity Securities	433,426,037	—	—	433,426,037
Self-Directed Brokerage Account
Cash Equivalents	8,926,303	—	—	8,926,303
Common Stock	23,304,749	—	—	23,304,749
Corporate Obligations	303,550	—	—	303,550
Mutual Funds	11,398,127	—	—	11,398,127
Preferred Stock	1,055,621	—	—	1,055,621
Unit Investment Trusts	3,630,662	—	—	3,630,662

Total Self-Directed Brokerage Account	48,619,012	—	—	48,619,012

Total Assets at Fair Value	$691,898,764	$1,377,477,186	$—	$2,069,375,950

(#) Certain investment categories were reclassified to conform with classifications adopted in 2011. This resulted in changes to 2010 classifications within Asset Categories and Level 1 and Level 2.

NOTE 7 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on November 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code, (the “Code”) including Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, having consulted with the Plan’s counsel, believes that the Plan and its related trust remain tax-exempt as of the financial statement date. A letter of request for a new determination letter was filed on December 28, 2006. The IRS delivered notice to the Plan administrator that it would not act on the 2006 filing because it was filed in advance of the applicable “cycle,” and a subsequent letter of request for a new determination letter was filed “on-cycle” on January 31, 2011.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will, to the extent not already vested, become 100% vested.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2011 and 2010

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2011, the Master Trust held an aggregate of 2,187,939 units of Company common stock in the TRASOP Fund and the Company Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $46,543,117 and a market value of $31,600,371. At December 31, 2010, the Master Trust held an aggregate of 2,251,598 units of Company common stock in the TRASOP Fund and the Company Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $49,055,699 and a market value of $39,335,417.

These investments qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA. Certain plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are with the Trustee and are party-in-interest transactions. These fees are netted against investment income for the years ended December 31, 2011 and 2010.

The Plan reimburses the Company for certain employees’ compensation and related benefit costs related to the administration of the Plan.

NOTE 10 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Plan Form 5500 as filed by the Company:

	2011	2010
Net Assets Available for Benefits per the financial statements	$2,122,519,993	$2,106,254,091
Less: Participant withdrawals payable	(2,197,938)	(4,312,177)
Less: Deemed distributions	(320,744)	—

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$2,120,001,311	$2,101,941,914

The following is a reconciliation of benefits paid to participants per the financial statements to the Plan Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010
Benefits paid to participants per the financial statements	$163,665,967	$127,577,297
Add: amounts allocated to withdrawing participants at December 31, 2011 and 2010, respectively	2,197,938	4,312,177
Less: amounts allocated to withdrawing participants at December 31, 2010 and 2009, respectively	(4,312,177)	(326,944)

BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500	$161,551,728	$131,562,530

Amounts allocated to withdrawing participants are recorded on the Plan Form 5500 for withdrawals that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.

NOTE 11 – PLAN AMENDMENTS

In December 2011, the Plan was amended and restated effective January 1, 2012 to reflect certain plan design changes, including the reinstatement of a Company matching contribution (and the formula for such contributions), automatic enrollment, and a new vesting schedule as described in Note 1. The Plan was amended to permit Roth 401(k) contributions effective January 1, 2011. The Plan has also been amended to comply with various legal requirements.

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
*	Notes receivable from participants	$51,446,798 principal amount, interest rates ranging from 1.62% to 10.50%, due through October 31, 2024	**	$51,446,798

*	Party-in-interest.
**	Investments are participant directed; therefore, historical cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RR DONNELLEY SAVINGS PLAN

By:	/S/ ANNE PEASE
Name:	Anne Pease
Title:	Applicable Administrative Named Fiduciary by virtue of holding the office of Vice President, Benefits, R. R. Donnelley & Sons Company

Date:	June 27, 2012

RR DONNELLEY SAVINGS PLAN

December 31, 2011

Index to Exhibits

EXHIBIT NUMBER

23.1	Baker Tilly Virchow Krause, LLP Consent of Independent Registered Public Accounting Firm – RR Donnelley Savings Plan as of December 31, 2011.